UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Press-release

On August 16, 2023, HeadHunter Group PLC issued a press release announcing its financial results for the quarter ended June 30, 2023, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

As previously reported by the Company on July 7, 2023, the Company has filed, on July 7, 2023, a Form 15F to deregister, and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company’s ADSs and ordinary shares. The duty of the Company to file and furnish reports under the Exchange Act was suspended immediately upon the filing of the Form 15F. The furnishing of this Form 6-K solely in order to provide the information described herein shall not be construed as an admission that the Company remains subject to the reporting obligations under the Exchange Act. The Company expects that the Exchange Act deregistration and the termination of its duty to file reports will become effective 90 days after the filing of the Form 15F with the SEC.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Headhunter Group PLC’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 13, 2023 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated August 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: August 17, 2023	By:	/s/ Dmitry Sergienkov
Dmitry Sergienkov
Chief Executive Officer